Elektros Inc. Receives U.S. Patent for Multi-Port Electric Vehicle Charging Technology

Sunny Isles Beach, Florida

OTC Pink Ticker Symbol: ELEK

Elektros Inc. (E-L-E-K-T-R-O-S I-N-C) announced today that the United States Patent and Trademark Office has issued U.S. Patent No. US 12,522,100 B1, titled “Multi-Port Charging Assembly for Electric Vehicles.” The patent covers technology designed to improve electric vehicle (“EV”) charging efficiency by enabling the use of multiple power inputs through a single charging interface.

The patented system allows independent charging sources to be combined and managed through an integrated control architecture. This approach is intended to address current limitations associated with single-port charging systems and may help reduce overall EV charging times while maintaining compatibility with existing vehicle standards.

“We are grateful to have reached this milestone,” said Shlomo Bleier, Chief Executive Officer of Elektros Inc. “We thank God for guiding us through this process and for the opportunity to complete this work. This patent represents nearly five years of focused development and commitment, and we are pleased to see it brought to completion.”

Mr. Bleier added, “The goal of this technology is to support faster and more efficient charging for electric vehicles. We believe it has the potential to contribute meaningfully to the broader EV ecosystem, and we look forward to engaging with automotive manufacturers and industry participants regarding potential licensing opportunities.”

The Elektros technology is designed for use across a wide range of electric vehicles and may be applicable to manufacturers globally, including those producing passenger vehicles, commercial vehicles, and specialty electric platforms.

The patent was issued on January 13, 2026, includes 20 claims, and benefits from a 713-day patent term extension under 35 U.S.C. §154(b). The invention was developed by Shlomo Bleier and is assigned to Elektros Inc.

Patent Information:
Title: Multi-Port Charging Assembly for Electric Vehicles
Patent Number: US 12,522,100 B1
Issue Date: January 13, 2026
Assignee: Elektros Inc.
Inventor: Shlomo Bleier

Official USPTO Record:
https://patents.google.com/patent/US12522100B1

Cautionary Statement Regarding Forward-Looking Information:

This press release contains forward-looking statements regarding potential applications, licensing discussions, and anticipated benefits of the patented technology. These statements are subject to risks and uncertainties, and actual outcomes may differ materially. This release does not constitute an offer to sell or a solicitation of an offer to buy any securities.